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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              WARREN RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    93564A100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93564A100                   13G                      Page 2 of 4 Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norman F. Swanton
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 2,954,733 shares of Common Stock of the Issuer
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    None
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  2,954,733 shares of Common Stock of the Issuer
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,954,733 shares of Common Stock of the Issuer
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           (See Instructions)  [   ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.4%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

CUSIP No. 93564A100                   13G                      Page 3 of 4 Pages
--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer:
                  Warren Resources Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  489 Fifth Avenue
                  New York, NY 10017

ITEM 2.

         (a)      Name of Person Filing:
                  Norman F. Swanton

         (b)      Address of Principal  Business Office or, if none,  Residence:
                  The address of the principal business office of Norman F. Swanton is c/o Warren Resources Inc., 489 Fifth Avenue, New York, NY 10017.

         (c)      Citizenship:
                  United States

         (d)      Title of Class of Securities:
                  Common Stock, $.001 par value per share

         (e)      CUSIP Number:
                  93564A100

ITEM 3.  If  this   statement   is  filed   pursuant   toss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a: Not applicable. This statement is filed pursuant to Rule 13d-1(d)

ITEM 4.  OWNERSHIP.

(a) Amount beneficially owned by reporting person is 2,954,733 shares of Common Stock of the Issuer, consisting of 2,504,733 that are issued and outstanding, 450,000 shares issuable upon exercise of outstanding stock options exercisable at $10 per share for a period ending September 2006 and 25,000 shares of Common Stock held in a charitable foundation for which the reporting person is a trustee with voting power. The reporting person also holds 150,000 outstanding stock options that are not exercisable until January 1, 2003.

(b) Percent of class: The reporting person holds 16.4% of the Issuer's issued and outstanding Common Stock (based on 17,537,579 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2001 as stated in the Registration Statement on Form 10 of the Issuer filed on October 26, 2001).

(c)      Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: 2,954,733 shares of Common Stock of the Issuer

         (ii)     Shared power to vote or to direct the vote: None

         (iii)    Sole  power  to  dispose  or to  direct  the  disposition  of:
                  2,954,733 shares of Common Stock of the Issuer

         (iv)     Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

CUSIP No. 93564A100                   13G                      Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

         Not applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2002
                                        ----------------------------------
                                                      Date

                                             /s/ Norman F. Swanton
                                        ----------------------------------
                                                    Signature

                                                 Norman F. Swanton
                                        ----------------------------------
                                                       Name